                        CENTRAL OHIO COAL COMPANY
                                                                  Page

                                CONTENTS


Statements of Income and Statements of Retained Earnings  .    .     1

Statements of Cash Flows .   .   .    .   .   .   .   .   .    .     2

Balance Sheets   .   .   .   .   .    .   .   .   .   .   .    .   3-4

Notes to Financial Statements    .    .   .   .   .   .   .    .  5-10

                        CENTRAL OHIO COAL COMPANY
                          STATEMENTS OF INCOME
                               (UNAUDITED)

                                              Year Ended December 31,
                                           1999       1998       1997
                                                 (in thousands)
OPERATING REVENUES . . . . . . . . . . . $ 63,755   $110,219   $ 66,279

OPERATING EXPENSES (including
  depreciation, depletion and
  amortization of mining plant of
  $14,574,000 in 1999, $3,356,000 in
  1998 and $3,771,000 in 1997) . . . . .   66,397    113,845     70,546

OPERATING LOSS . . . . . . . . . . . . .   (2,642)    (3,626)    (4,267)

NONOPERATING INCOME. . . . . . . . . . .    3,055      2,843      3,879

INCOME (LOSS) BEFORE INTEREST CHARGES. .      413       (783)      (388)

INTEREST CHARGES . . . . . . . . . . . .     -            24       -

INCOME (LOSS) BEFORE FEDERAL
 INCOME TAXES. . . . . . . . . . . . . .      413       (807)      (388)

FEDERAL INCOME TAX EXPENSE (CREDIT). . .      412       (808)      (388)

NET INCOME . . . . . . . . . . . . . . . $      1   $      1   $   -

                     STATEMENTS OF RETAINED EARNINGS
                               (UNAUDITED)

                                              Year Ended December 31,
                                          1999        1998         1997
                                                 (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . . .    $1        $-           $200

NET INCOME . . . . . . . . . . . . . . .     1         1             -

CASH DIVIDENDS DECLARED. . . . . . . . .     -         -            200

RETAINED EARNINGS DECEMBER 31. . . . . .    $2        $1           $ -

See Notes to Financial Statements.

                        CENTRAL OHIO COAL COMPANY
                        STATEMENTS OF CASH FLOWS
                               (UNAUDITED)

                                              Year Ended December 31,
                                            1999        1998      1997
                                                   (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . $      1    $      1  $   -
  Adjustments for Noncash Items:
    Depreciation, Depletion and
      Amortization . . . . . . . . . . .   14,574       3,356     3,771
    Deferred Federal Income Taxes. . . .   (8,019)    (20,989)   (2,952)
    Changes in Capital Lease Obligations     -         (7,904)   (2,022)
    Reclamation Reserve. . . . . . . . .    5,653       8,524     9,177
    Mine Closure Costs . . . . . . . . .  (13,427)     44,632      -
    Provision for Future Rent Payments .     -          8,927    (4,192)
    Accrued Postretirement Benefits
      Other Than Pensions. . . . . . . .    7,263      26,314     2,269
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . . .      747       5,342    (5,780)
    Coal, Materials and Supplies . . . .   (1,099)        225     1,559
    Accounts Payable . . . . . . . . . .     (864)        (83)      612
    Taxes Accrued. . . . . . . . . . . .   (2,581)      3,246      (596)
  Payment of Disputed Tax and
    Interest Related to COLI . . . . . .     (609)    (10,211)     -
  Other (net). . . . . . . . . . . . . .    2,192     (14,497)    5,366
        Net Cash Flows From Operating
         Activities. . . . . . . . . . .    3,831      46,883     7,212

INVESTING ACTIVITIES:
  Lease Buyouts. . . . . . . . . . . . .   (9,670)     (6,163)     -
  Construction Expenditures. . . . . . .      (82)     (2,915)   (1,072)
  Proceeds from Sales of Property. . . .     -            623         1
        Net Cash Flows Used For
         Investing Activities. . . . . .   (9,752)     (8,455)   (1,071)

FINANCING ACTIVITIES:
  Retirement of Long-term Debt . . . . .     -           (286)     (104)
  Dividends Paid . . . . . . . . . . . .     -           -         (200)
        Net Cash Flows Used For
         Financing Activities. . . . . .     -           (286)     (304)

Net Increase (Decrease) in Cash and
 Cash Equivalents. . . . . . . . . . . .   (5,921)     38,142     5,837
Cash and Cash Equivalents January 1. . .   52,477      14,335     8,498
Cash and Cash Equivalents December 31. . $ 46,556    $ 52,477  $ 14,335

See Notes to Financial Statements.

                        CENTRAL OHIO COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)


                                                        December 31,
                                                     1999          1998
                                                       (in thousands)
ASSETS
MINING PLANT:
  Surface Lands . . . . . . . . . . . . . . . . .   $    324    $    324
  Mining Structures and Equipment . . . . . . . .     47,800      38,048
  Coal Interests (net of depletion) . . . . . . .       -          1,378
  Other . . . . . . . . . . . . . . . . . . . . .      2,292       2,292
          Total Mining Plant. . . . . . . . . . .     50,416      42,042
  Accumulated Depreciation and Amortization . . .     49,778      36,584

          NET MINING PLANT. . . . . . . . . . . .        638       5,458

OTHER PROPERTY AND INVESTMENT:
  Payment of Disputed Tax and Interest
   Related to COLI. . . . . . . . . . . . . . . .     10,820      10,211
  Other . . . . . . . . . . . . . . . . . . . . .      1,432       1,456

          OTHER PROPERTY AND INVESTMENTS  . . . .     12,252      11,667

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .     46,556      52,477
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .      1,014         277
    Affiliated Companies. . . . . . . . . . . . .      2,634       4,118
  Coal - at average cost. . . . . . . . . . . . .      1,532         140
  Materials and Supplies - at average cost. . . .      6,374       6,667
  Other . . . . . . . . . . . . . . . . . . . . .         93         148

          TOTAL CURRENT ASSETS. . . . . . . . . .     58,203      63,827


DEFERRED INCOME TAXES . . . . . . . . . . . . . .     55,713      45,394


REGULATORY ASSETS . . . . . . . . . . . . . . . .       -            142


DEFERRED CHARGES. . . . . . . . . . . . . . . . .        506         998

            TOTAL . . . . . . . . . . . . . . . .   $127,312    $127,486

See Notes to Financial Statements.

                        CENTRAL OHIO COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)


                                                        December 31,
                                                     1999          1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares . . . . . . . . . . $      7    $      7
  Retained Earnings . . . . . . . . . . . . . . . .        2           1
          TOTAL SHAREHOLDER'S EQUITY. . . . . . . .        9           8

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other
   Than Pensions. . . . . . . . . . . . . . . . . .   48,118      40,855
  Accrued Reclamation Costs . . . . . . . . . . . .   39,113      35,741
  Mine Closure Costs. . . . . . . . . . . . . . . .   14,225      27,652
  Other . . . . . . . . . . . . . . . . . . . . . .   10,884       9,435

          TOTAL OTHER NONCURRENT LIABILITIES. . . .  112,340     113,683

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . . .    1,602       2,367
    Affiliated Companies. . . . . . . . . . . . . .      310         409
  Taxes Accrued . . . . . . . . . . . . . . . . . .      665       3,246
  Accrued Reclamation Costs . . . . . . . . . . . .    6,962       4,681
  Accrued Vacation Pay. . . . . . . . . . . . . . .      479         607
  Workers' Compensation Claims. . . . . . . . . . .      529         619
  Other . . . . . . . . . . . . . . . . . . . . . .    1,767         549

        TOTAL CURRENT LIABILITIES . . . . . . . . .   12,314      12,478

DEFERRED GAIN ON SALE AND LEASEBACK OF PLANT. . . .     -          1,317

REGULATORY LIABILITIES. . . . . . . . . . . . . . .    2,649        -

CONTINGENCIES (Note 2)

          TOTAL . . . . . . . . . . . . . . . . . . $127,312    $127,486

See Notes to Financial Statements.

                        CENTRAL OHIO COAL COMPANY
                      NOTES TO FINANCIAL STATEMENTS
                               (UNAUDITED)


1.  SIGNIFICANT ACCOUNTING POLICIES

Discontinued Mining Operations

Central Ohio Coal Company (the Company or COCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. Until October 1999 the Company conducted surface mining operations in southeastern Ohio to supply coal to OPCo's Muskingum River Plant. The Clean Air Act Amendments of 1990 (CAAA) requires significant reductions in sulfur dioxide and nitrogen oxides emitted from OPCo's generating plants. Muskingum River Plant Unit 5 has been switched to low sulfur coal, as part of the AEP System's least-cost compliance plan. The plan also includes fuel switching to lower sulfur coal at other AEP System generating units, including Muskingum River Plant Units 1 through 4, to comply with Phase II of the CAAA in the year 2000. As a result in October 1999 the Company discontinued mining operations, except for incidental coal mining available during the final reclamation process.

Basis of Accounting

As a cost-based rate-regulated entity, COCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement

Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization

Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mines in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 1999, 1998 and 1996 were not significant.

Depreciation, depletion and amortization are provided over the estimated useful asset lives or the estimated life of the mine, whichever is shorter, and are calculated using the straight-line method for mining structures and equipment and the units-of-production method for coal rights and mine development costs.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation

The Company is liable under the Federal Coal Mine Health and Safety Act of 1969, as amended, to pay certain black lung benefits to eligible present and former employees. An irrevocable Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. No accruals for Black Lung liabilities were made in 1999, 1998 or 1997.

The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided for based on known events and claims.

Reclamation

Accruals are made for estimated costs of direct reclamation as a result of the surface mining of coal. The accrual is for the estimated amount necessary to restore the land and water resources affected by the mining operations to their post mining land uses, as approved by the Ohio Department of Natural Resources.

The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal reserves are exhausted. This would include reclaiming the support acreage at surface mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs associated with support operations at the Company's surface mines are recorded and billed to OPCo in accordance with the coal supply agreement.

2.  CONTINGENCIES

Litigation

The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed in U.S. District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of COLI interest deductions through December 31, 1999 would increase expenses by approximately $10.8 million (including interest).

The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the balance sheets in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

In order to resolve this issue, the Company filed suit against the United States (U.S.) in the U.S. District Court for the Southern
District of Ohio in March 1998. In 1999 a U.S. Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed. Notwith-standing the Tax Court's decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.

The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all costs from OPCo under the coal supply agreement.

3.  OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including COCCo. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulations of the SEC under the 1935 Act.

4.  BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $24,000 in 1999, $189,000 in 1998 and $278,000 in 1997. As of June 30, 1999, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $2.8 million.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension credits for the years ended
December 31, 1999 and 1998 were $180,000 and $39,000, respectively. There was no pension cost for the AEP System plan in 1997.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $87,000 in 1999, $87,000 in 1998 and $84,000 in 1997.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $9.7 million in 1999, $28.5 million in 1998 and $4.4 million in 1997. The accrued cost in 1998 includes $24.1 million in curtailment charges recognized in anticipation of the October 31, 1999 shutdown of the Muskingum Mine by the Company.

Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. Required annual payments to these plans totaled $154,000 in 1999, $143,000 in 1998 and $94,000 in 1997.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. The amounts of Black Lung surplus utilized in accordance with the Energy Act to reimburse the Company for benefits paid were $0.7 million in 1998 and $1.1 million in 1997. In 1998 $385,000 and in 1997 $514,000 of Black Lung surplus was utilized to reallocate from the Company's surplus Black Lung trust fund to other System member companies. No Black Lung surpluses were used to reimburse the Company for retiree medical benefits paid in 1999 and no reallocation from the Company's surplus Black Lung trust fund to other System member companies was made in 1999. The Company's share of the Black Lung Trust funds surplus at December 31, 1999, 1998 and 1997 was $1.7 million, $1.6 million and $1.1 million, respectively.

5.  FEDERAL INCOME TAXES

The details of Federal income taxes are as follows:

                                              Year Ended December 31,
                                              1999     1998     1997
                                                  (in thousands)

Current (net) . . . . . . . . . . . . . . . $ 8,431   $20,181   $ 2,564
Deferred (net). . . . . . . . . . . . . . .  (8,019)  (20,989)   (2,952)
Total Federal Income Taxes. . . . . . . . . $   412   $  (808)  $  (388)

Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to permanent differences for corporate owned life insurance and the practice of flow-through accounting for book/tax differences associated with certain depreciation differences.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The Company has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of the deductibility of interest deductions related to AEP's corporate owned life insurance program, which are discussed under the heading "Litigation" in Note 2, management is not aware of any issues from open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                        December 31,
                                                      1999        1998
                                                       (in thousands)

    Deferred Tax Assets . . . . . . . . . . . . . . $55,713     $45,394

    Property Related Temporary Differences. . . . . $11,388     $ 3,309
    Amounts Due From Parent Company
      For Future Federal Income Taxes . . . . . . .     878          29
    Accrued Mine Reclamation Expense. . . . . . . .  18,413      14,834
    Provision for Shutdown Costs. . . . . . . . . .   5,306      15,621
    Deferred State Income Taxes . . . . . . . . . .    -            126
    Deferred Book Gain - Sale/Leaseback of Plant. .    -            461
    Accrued Postretirement Expense. . . . . . . . .  16,980       5,933
    Accrued Leased Asset Book Rent Expense. . . . .    -          4,366
    All Other (net) . . . . . . . . . . . . . . . .   2,748         715
          Total Deferred Tax Assets . . . . . . . . $55,713     $45,394

6.  SUPPLEMENTARY CASH FLOW INFORMATION
                                                Year Ended December 31,
                                                 1999    1998     1997
                                                     (in thousands)
    Cash was paid for:
      Interest. . . . . . . . . . . . . . . .  $  -     $    24  $ -
      Income Taxes. . . . . . . . . . . . . .   10,823   16,605   3,818
      Noncash acquisitions under capital
       leases . . . . . . . . . . . . . . . .     -        -        256